[Consolidated Communications Holdings, Inc. Letterhead]

                                                        April 18, 2012

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Consolidated Communications Holdings, Inc.
Amendment No. 1 to Form S-4
Filed April 13, 2012
File No. 333-180407

Dear Mr. Spirgel:

     We are in receipt of your comment letter dated April 16, 2012 to Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2012 by Consolidated Communications Holdings, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing the comment below in bold text and providing the Company’s response immediately following. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”). We are also providing via courier two copies of Amendment No. 2 and two copies of Exhibits 8.1 and 8.2 to Amendment No. 2 marked to show changes from Exhibits 8.1 and 8.2 to Amendment No. 1.

Exhibits

1.	The tax opinions of counsels (Exhibits 8.1 and 8.2) must state that the matters discussed in the registration statement under “Material United States Federal Income Tax Consequences” constitute their opinions, rather than an accurate summary of law. Refer to Staff Legal Bulletin No. 19 Sections III.B.2. and III.C.2. Please have counsels revise their respective opinions accordingly.

The Company’s Response:

     The tax opinions of counsels (Exhibits 8.1 and 8.2) have been revised in response to the Commission’s comment.

April 18, 2012

     __________________________________

     As requested by the Commission’s letter, the Company hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (217) 235-4440 should you have any questions regarding our responses or any related matters.

Sincerely,

Consolidated Communications Holdings, Inc.

By:	/s/ Steven L. Childers
Title:	Chief Financial Officer